

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM ______ TO ______

Commission File Number 1-8052

PROFIT SHARING & RETIREMENT PLAN OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY
3700 South Stonebridge Drive
McKinney, Texas 75070
469-525-4253
(Full title of the Plan)

TORCHMARK CORPORATION
3700 South Stonebridge Drive
McKinney, Texas 75070
972-569-4000
(Name of issuer of the securities held pursuant to the plan)

Index of Exhibits at page 12.
Total Number of pages is 15.


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2011



Lane Gorman Trubitt, PLLC
Accountants & Advisors

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Profit Sharing and Retirement Plan of
Liberty National Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at the End of the Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 28, 2011

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Net Assets Available for Benefits

ASSETS	December 31, 2010	December 31, 2009
Investments, at fair value:		
Torchmark Corporation common stock	$3,702,028	$3,280,032
Waddell & Reed Financial, Inc. class A common stock	856,594	842,996
Registered mutual funds	4,513,970	4,349,484
Common and collective trusts	10,100,228	11,460,515
Short-term investments	85,343	103,372
	19,258,163	20,036,399
Notes receivable from participants	221,600	262,868
Net assets available for benefits at fair value	19,479,763	20,299,267
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(462,847)	(388,414)
Net assets available for benefits	$19,016,916	$19,910,853

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN

OF

LIBERTY NATIONAL LIFE INSURANCE COMPANY

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,	
	2010	2009
Investment income:		
Cash dividends - Torchmark and Waddell & Reed common stock	$ 63,035	$ 68,321
Dividends on mutual funds	80,378	64,721
Dividends on common and collective trusts	367,876	379,902
Interest income - notes receivable from participants	11,764	14,589
Interest income - short-term investments	93	1,184
	523,146	528,717
Investment expenses	1,725	3,926
	521,421	524,791
Net appreciation in fair value of investments	1,807,396	1,735,719
Benefits paid to participants:	3,222,754	2,363,100
Net decrease in net assets	(893,937)	(102,590)
Net assets available for benefits:		
Beginning of plan year	19,910,853	20,013,443
End of plan year	$ 19,016,916	$ 19,910,853

See accompanying notes to financial statements.

PROFIT SHARING AND RETIREMENT PLAN OF LIBERTY NATIONAL LIFE INSURANCE COMPANY NOTES TO FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Profit Sharing and Retirement Plan of Liberty National Life Insurance Company (the "Plan") was adopted by the Board of Directors of Liberty National Life Insurance Company ("Liberty National"), the Plan sponsor, effective January 1, 1950.

Valuation of Securities

The investment in common stock of Torchmark Corporation ("Torchmark"), the parent company of Liberty National, is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Torchmark common stock at December 31, 2010 and 2009 was $59.74 and $43.95, respectively.

The investment in Waddell & Reed Financial, Inc. ("Waddell & Reed") common stock is stated at fair value based upon the closing sales price on the New York Stock Exchange. The closing price per share of Waddell & Reed common stock at December 31, 2010 and 2009 was $35.29 and $30.54, respectively.

Short-term investments are valued at the net asset value of shares.

The purchases and sales of securities are recorded on a trade-date basis.

A variety of mutual funds and two common and collective trusts are available to Plan participants for investment purposes. Mutual funds are valued at the net asset value of shares held by the Plan at year end, which are based on quoted market prices. Common and collective trust funds are stated at fair value as determined by the issuer of the funds based on the market value of the underlying investments. Common and collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

United States Generally Accepted Accounting Principles (US GAAP) require investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the unallocated annuity contract and the adjustment from fair value to contract value. The accompanying statements of changes in net assets available for benefits are prepared on a contract value basis. The fair value of the Plan's interest in the common and collective trust funds is based on information reported by the issuer at year end. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrators to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for benefits.

Revenue Recognition

Dividend and interest income is recorded as earned. Torchmark and Waddell & Reed dividends are earned on the ex-dividend date. Realized gains and losses from sales of investments are calculated on the average cost basis.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Administrative Expenses

Administrative expenses of the Plan are paid by Liberty National.

Federal Income Taxes

The Internal Revenue Service has determined and informed the Plan by a letter dated November 12, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC") and, therefore, are exempt from federal income tax. Although the Plan has been amended since receiving the determination letter, the administrative committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

NOTE B - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for more complete information.

General

The Plan is a defined contribution profit sharing and retirement plan subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions

Since April 5, 1982, participants are no longer required or permitted to make contributions to the Plan, nor does Liberty National intend to make any contributions to the Plan. Also, no new participants were allowed in the Plan after April 5, 1982. All participants are fully vested in their accumulated account balance and direct the investment of their entire account balance.

Participant Accounts

Each participant's account is credited with Plan investment earnings based on the pro rata ownership share of the investment that generated the earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Vesting Provisions and Forfeitures

All participants are fully vested in their accumulated account balances and, therefore, the Plan cannot incur any forfeitures.

Payment of Benefits

Whenever any payments are to be made from the Plan to a participant or the participant's beneficiary or estate, all or part of the amount payable may be paid in kind, in cash, in installments with interest at a rate not less than 3% per annum or by the purchase of a single premium annuity. Benefits are recorded when paid.

Notes Receivable from Participants

Any actively employed participant may apply for a Plan loan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $10,000 or 50% of the participant's vested account balance. Loans are secured by the participant's account balance. Loan repayments of principal and interest are made by payroll deduction over a reasonable time period not to

NOTE B - DESCRIPTION OF PLAN (continued)

exceed 60 months. Currently, the interest rate is set at the AmSouth Bank prime rate plus 1%.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Termination of the Plan

Although it has expressed no intent to do so, Liberty National has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

NOTE C - INVESTMENTS

The following table presents investments of the Plan:

	December 31, 2010	December 31, 2009
Registered Mutual Funds:		
AIM Global Health Care Fund (Invesco Health Care Fund)	$ 133,644	$ 174,564
Allianz RCM Technology Fund	719,013	711,303
American Century Equity Income Fund	225,679	250,117
American Funds Fundamental	346,111	668,231
American Funds Growth Fund of America	628,595	697,222
Dreyfus Small Cap Stock Index Fund	102,837	80,216
Fidelity Advisor Dividend Growth Fund	0	1
Goldman Sachs Growth Opportunities Fund	141,446	181,539
Goldman Sachs Mid Cap Value Fund	141,000	78,985
Invesco Technology Inv	0	15
Janus Advisor International Growth Fund	651,557	600,637
MFS Value Fund	186,285	153,123
Pioneer Bond Fund	891,247	608,101
Pioneer Classic Balanced Fund	63,101	63,565
T. Rowe Price Retirement Income Fund	41,770	38,036
T. Rowe Price Retirement 2010 Fund	212,957	6,288
T. Rowe Price Retirement 2020 Fund	3,125	9,019
T. Rowe Price Retirement 2030 Fund	25,603	28,522
	$ 4,513,970	$ 4,349,484
Common and Collective Trusts:		
INVESCO 500 Index Trust	$ 380,546	$ 602,709
AmSouth Stable Principal Fund	9,719,682	10,857,806
	$ 10,100,228	$ 11,460,515
Torchmark Corporation common	$ 3,702,028	$ 3,280,032
Waddell & Reed Financial, Inc. class A common stock	$ 856,594	$ 842,996
Pioneer Cash Reserves Fund - Class Y	$ 85,343	$ 103,372

During the years ended December 31, 2010 and 2009, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31, 2010	December 31, 2009
Common stocks	$ 1,210,703	$ 483,331
Registered mutual funds	530,543	1,120,487
Common and collective trusts	66,150	131,901
	$ 1,807,396	$ 1,735,719

NOTE D - FAIR VALUE MEASUREMENTS

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of the observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010 and 2009.

Short-term investments/registered mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Common and collective trusts: Valued by the respective fund manager, representing the net asset value of the underlying investments within the respective common/collective trusts. The net asset value represents the price at which participants would transact their respective common/collective trust interest at any point in time.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 4,558,622	$ -	$ -	$ 4,558,622
Short-term investments	85,343	-	-	85,343
Registered mutual funds				
Small Cap/Mid Cap/Specialty	1,237,940	-	-	1,237,940
Large Cap	1,386,670	-	-	1,386,670
Global / International	651,557	-	-	651,557
Asset Allocation	346,556	-	-	346,556
Bonds	891,247	-	-	891,247
Common and collective trusts				
Index Funds	-	380,546	-	380,546
Stable Principal	-	9,719,682	-	9,719,682
Total assets at fair value	$ 9,157,935	$ 10,100,228	$ -	$ 19,258,163

The following table sets forth by level, within the fair value hierarchy, the Plan's assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Common stocks	$ 4,123,028	$ -	$ -	$ 4,123,028
Short-term investments	103,372	-	-	103,372
Registered mutual funds				
Small Cap/Mid Cap/Specialty	1,226,623	-	-	1,226,623
Large Cap	1,768,693	-	-	1,768,693
Global / International	600,637	-	-	600,637
Asset Allocation	145,430	-	-	145,430
Bonds	608,101	-	-	608,101
Common and collective trusts				
Index Funds	-	602,709	-	602,709
Stable Principal	-	10,857,806	-	10,857,806
Total assets at fair value	$ 8,575,884	$ 11,460,515	$ -	$ 20,036,399

NOTE E - RELATED PARTY TRANSACTIONS

Plan participants are allowed to purchase and sell the common stock of Torchmark. Such purchases and sales, which are considered party-in-interest transactions, are handled by AmSouth Bank, NA (the "Trustee"), a party-in-interest to the Plan, based on the instructions of the Plan participants and in accordance with the pertinent provisions of the Plan. From time to time, monies not yet invested in Torchmark common stock and Waddell & Reed common stock are deposited in an interest-bearing short-term fund. These funds were deposited in the Pioneer Cash Reserves Fund – Class Y.

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS

In September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-25, *Reporting Loans to Participants by Defined Contribution Pension Plans* ("ASU 2010-25"). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, loans were measured at fair value and classified as investments. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. Participant loans have been reclassified to notes receivable from participants as of December 31, 2010 and 2009. The adoption of ASU 2010-25 was not significant as the unpaid principal balance plus accrued interest of loans to participants approximated fair value.

NOTE F – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amended Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and to present information regarding the purchases, sales, issuances, and settlements of Level 3 assets and liabilities on a gross basis. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption of this new guidance has not and will not have a significant impact on the Plan's net assets available for benefits or its changes in net assets available for benefits, as changes are related to the fair value measurement disclosures.

PROFIT SHARING AND RETIREMENT PLAN
OF
LIBERTY NATIONAL LIFE INSURANCE COMPANY

Schedule H, Part IV, Line 4i
Schedule of Assets (Held At the End of the Year)

December 31, 2010

	Identity of Issue	Description of Investment		Current Value
*	Torchmark Corporation	61,869 shares $1 par value common stock	$	3,702,028
	Waddell & Reed Financial, Inc.	24,273 shares $1 par value class A common stock		856,594
	Mutual Funds	5,002 shares AIM Global Health Care Fund (Inveso Global Health Ca		133,644
		15,208 shares Allianz RCM Technology Fund		719,013
		31,301 shares American Century Equity Income Fund		225,679
		9,446 shares American Funds Fundemental		346,111
		20,821 shares American Funds Growth Fund of America		628,595
		5,036 shares Dreyfus Small Cap Stock Index Fund		102,837
		6,161 shares Goldman Sachs Growth Opportunites Fund		141,446
		3,928 shares Goldman Sachs Mid Cap Value Fund		141,000
		12,892 shares Janus Advisor International Growth Fund		651,557
		8,167 shares MFS Value Fund		186,285
		93,324 shares Pioneer Bond Fund		891,247
		6,800 shares Pioneer Classic Balanced Fund		63,101
		3,184 shares T. Rowe Price Retirement Income Adv		41,770
		13,937 shares T. Rowe Price Retirement 2010 Adv		212,957
		191 shares T. Rowe Price Retirement 2020 Adv		3,125
		1,490 shares T. Rowe Price Retirement 2030 Adv		25,603
				4,513,970
	Common and Collective Trusts	10,378 shares INVESCO 500 Index Trust		380,546
		925,684 shares AmSouth Stable Principal Fund		9,719,682
				10,100,228
*	AmSouth Bank, NA	85,343 shares Pioneer Cash Reserves Fund - Class Y		85,343
				19,258,163
*	Participant Loans	Loans to plan participants, various interest rates, maturing from 1 to 60 months		221,600
			$	19,479,763

* Indicates a party-in-interest to the Plan

Index of Exhibits

99(a) – (1) Consent of Deloitte & Touche LLP to incorporation by reference of their audit report dated February 28, 2011 into Form S-8 of the Profit Sharing & Retirement Plan of Liberty National Life Insurance Company (Registration No. 333-83317) (incorporated by reference from Exhibit 23 to Form 10-K for the year ended December 31, 2010).

99(a) – (2) Consent of Lane Gorman Trubitt LLP to incorporation by reference of their independent registered public accounting firm report of June 28, 2011, into Form S-8 Registration Statement No. 333-83317.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of
Liberty National Life Insurance
Company

By: /s/ Frank M. Svoboda
Frank M. Svoboda, Member
Administrative Committee

By: /s/ Cory W. Newman
Cory W. Newman, Member
Administrative Committee

By: /s/ Anthony L. McWhorter
Gary L. Coleman, Member
Administrative Committee

Date: June 28, 2011



Lane Gorman Trubitt, PLLC
Accountants & Advisors

Exhibit 99 (a) – (2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-83317) pertaining to the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company, of our report dated June 28, 2011, with respect to the financial statements and supplemental schedule of the Profit Sharing and Retirement Plan of Liberty National Life Insurance Company included in this Annual Report (Form 11-K) for the year ended December 31, 2010.

LANE GORMAN TRUBITT, PLLC

Dallas, Texas
June 28, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Profit Sharing & Retirement Plan of Liberty National Life Insurance Company

By: ______________________
Frank M. Svoboda, Member
Administrative Committee

By: ______________________
Cory W. Newman, Member
Administrative Committee

By: Anthony L. McWhorter
Anthony L. McWhorter, Member
Administrative Committee

Date: June 28, 2011